UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 001-38716

GAMIDA CELL LTD.
(Translation of registrant’s name into English)

5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 8, 2019, Gamida Cell Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K, announcing the full exercise and closing on the date hereof of the underwriters’ option to purchase additional shares in a follow-on offering of ordinary shares by the Company that closed on July 1, 2019 (the “Offering). In connection with the Offering, the Company reported that, in its ongoing Phase 1/2 clinical trial of omidubicel in patients with severe aplastic anemia, it had initiated a second cohort of patients to be treated with omidubicel as a stand-alone graft during the first half of 2019 following the successful stem cell transplantation of the first cohort of three patients consisting of omidubicel plus a haploidentical stem cell graft.

Exhibit

99.1	Press Release, dated July 8, 2019, Gamida Cell Announces Full Exercise of Underwriters’ Option to Purchase Additional Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

July 8, 2019	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer